SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-1(e))

Under the Securities Exchange Act of 1934

(Amendment No. 7)

YRC WORLDWIDE INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

984249607

(CUSIP Number)

Eric Ross

Senior Managing Director and Chief Compliance Officer

Avenue Capital Group

399 Park Avenue, 6th Floor

New York, NY 10022

(212) 850-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No: 984249607	SCHEDULE 13D	Page 2 of 13

1	NAMES OF REPORTING PERSONS Avenue Partners, LLC (“Avenue Partners”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 480,947[1]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 480,947
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 480,947
12	Check box if the aggregate amount in row (11) excludes certain shares ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON OO

[1]	This number represents shares beneficially held by Avenue Investments, L.P. (“Avenue Investments”). Avenue Partners is the general partner of Avenue Investments.

CUSIP No: 984249607	SCHEDULE 13D	Page 3 of 13

1	NAMES OF REPORTING PERSONS Avenue Special Situations Fund VI (Master), L.P. (“Avenue Spec VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,458,612
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,458,612
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,458,612
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No: 984249607	SCHEDULE 13D	Page 4 of 13

1	NAMES OF REPORTING PERSONS Avenue Capital Partners VI, LLC (“Avenue Capital VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,458,612[1]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,458,612
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,458,612
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON OO

[1]	This number represents shares beneficially held by Avenue Spec VI. Avenue Capital VI is the general partner of Avenue Spec VI.

CUSIP No: 984249607	SCHEDULE 13D	Page 5 of 13

1	NAMES OF REPORTING PERSONS GL Partners VI, LLC (“GL VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,458,612[1]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,458,612
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,458,612
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON OO

[1]	This number represents shares beneficially held by Avenue Spec VI. GL VI is the managing member of Avenue Capital VI, the general partner of Avenue Spec VI.

CUSIP No: 984249607	SCHEDULE 13D	Page 6 of 13

1	NAMES OF REPORTING PERSONS Avenue Capital Management II, L.P. (“Avenue Capital Management II”)
2	Check the appropriate box if a member of group (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,873,125[1]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,873,125
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,873,125
12	Check if the aggregate amount in row (11) excludes certain shares ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%
14	TYPE OF REPORTING PERSON IA

[1]	Avenue Capital Management II exercises voting and investment power over the securities beneficially owned by the Funds (as defined below). This number includes 3,458,612 shares of common stock held by Avenue Spec VI, 480,947 shares of common stock held by Avenue Investments, 1,337,155 shares of common stock held by Avenue Special Opportunities Fund I, L.P. (“Avenue Special Opportunities”), 519,779 shares of common stock held by Avenue PPF Opportunities Fund, L.P. (“Avenue PPF Opportunities”) and 76,632 shares of common stock held by Avenue EnTrust Customized Portfolio SPC on behalf and for the account of Avenue US/Europe Distressed Segregated Portfolio (“Avenue EnTrust SPC” and together with, Avenue PPF Opportunities, Avenue Special Opportunities, Avenue Spec VI and Avenue Investments, the “Funds”).

CUSIP No: 984249607	SCHEDULE 13D	Page 7 of 13

1	NAMES OF REPORTING PERSONS Avenue Capital Management II GenPar, LLC (“GenPar”)
2	Check the appropriate box if a member of group (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,873,125[1]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,873,125
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,873,125
12	Check if the aggregate amount in row (11) excludes certain shares ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%
14	TYPE OF REPORTING PERSON OO

[1]	This number represents shares beneficially held by Avenue Capital Management II. GenPar is the general partner of Avenue Capital Management II.

CUSIP No: 984249607	SCHEDULE 13D	Page 8 of 13

1	NAMES OF REPORTING PERSONS Marc Lasry
2	Check the appropriate box if a member of group (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,873,125
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,873,125
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,873,125
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%
14	TYPE OF REPORTING PERSON IN/HC

CUSIP No: 984249607	SCHEDULE 13D	Page 9 of 13

Explanatory Note

Item 1.	Security and Issuer

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) is being filed by the Reporting Persons (as defined below) to amend the Items specified below in the Reporting Persons’ Schedule 13D with respect to YRC Worldwide, Inc., a Delaware corporation (the “Issuer”), filed with the Securities and Exchange Commission on December 19, 2013 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D, filed with the Securities and Exchange Commission on December 24, 2013 (“Amendment No. 1”), Amendment No. 2, filed with the Securities and Exchange Commission on January 27, 2014 (“Amendment No. 2”), Amendment No. 3, filed with the Securities and Exchange Commission on February 4, 2014 (“Amendment No. 3”), Amendment No. 4, filed with the Securities and Exchange Commission on March 18, 2014 (“Amendment No. 4”), Amendment No. 5, filed with the Securities and Exchange Commission on August 8, 2014 (“Amendment No. 5”), and Amendment No. 6, filed with the Securities and Exchange Commission on March 31, 2015 (“Amendment No. 6 and, together with Amendment No. 1 through Amendment No. 5 and the Original Schedule 13D, the “Amended Schedule 13D”). Capitalized terms used in this Amendment No. 7 but not defined herein shall have the respective meanings given to such terms in the Amended Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The disclosure in Item 5 is hereby amended and restated in its entirety as follows:

(a) As of the date hereof, the following is the beneficial ownership and percentage of the Issuer’s Common Stock outstanding for each of the persons named below:

CUSIP No: 984249607	SCHEDULE 13D	Page 10 of 13

Name	Number of Shares	Percentage of Shares (%)
Avenue Investments	480,947	1.5%
Avenue Spec VI	3,458,612	10.6%
Avenue International	0	0%
MAP-10	0	0%
Avenue Special Opportunities	1,337,155	4.1%
Avenue PPF Opportunities Fund	519,779	1.6%
Avenue EnTrust SPC	76,632	0.2%
Avenue PPF Opportunities GenPar	519,779	1.6%
Avenue Partners	480,947	1.5%
Avenue International GenPar	0	0%
Avenue Capital VI	3,458,612	10.6%
GL VI	3,458,612	10.6%
Avenue SO Capital Partners I, LLC	1,337,155	4.1%
GL SO Partners I, LLC	1,337,155	4.1%
Avenue Capital Management II	5,873,125	17.9%
GenPar	5,873,125	17.9%
Lasry	5,873,125	17.9%

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons are based upon 32,752,921 shares of Common Stock outstanding as of July 24, 2015, as disclosed by the Issuer in the Issuer’s Quarterly Report on Form 10-Q filed on July 30, 2015, and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act.

CUSIP No: 984249607	SCHEDULE 13D	Page 11 of 13

(b) The Reporting Persons have shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the shares.

(c) See Item 6.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D.

(e) Following the transactions described in Item 6 hereto, Avenue Partners ceased to be the beneficial owner of more than five percent of the shares of Common Stock and are no longer subject to the reporting requirements of Rule 13D-1(a) of the Exchange Act.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented to add the following at the end thereof:

On August 6, 2015, Avenue Investments, Avenue International, MAP-10, Avenue PPF Opportunities and Avenue EnTrust SPC (collectively, the “Selling Avenue Funds”) and UBS Securities LLC (“Buyer”) entered into a secondary block trade agreement (the “Agreement”), pursuant to which the Selling Avenue Funds sold an aggregate of 1,400,000 shares of Common Stock to Buyer for $19.71 per share. The sale is expected to close on or about August 11, 2015 (the “Closing Date”). The Selling Avenue Funds agreed not to offer, issue, sell or otherwise dispose of (or announce an intention of doing so), without the prior written consent of the Buyer, any other shares of the Issuer or securities convertible or exchangeable or carrying rights to acquire shares for a period of thirty (30) days following the Closing Date.

The summary of the Agreement is not a complete description and is qualified in its entirety by reference to the full terms of the Agreement, filed as Exhibit 1 to this Amendment No. 7 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Secondary Block Trade Agreement, dated August 6, 2015, by and among the Selling Avenue Funds and Buyer.

CUSIP No: 984249607	SCHEDULE 13D	Page 12 of 13

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: August 7, 2015

AVENUE PARTNERS, LLC

By:	/s/ Eric Ross as attorney-in-fact
Name:	Marc Lasry
Title:	Managing Member

AVENUE SPECIAL SITUATIONS FUND VI (MASTER), L.P.

By:	Avenue Capital Partners VI, LLC, its general partner

By:	GL Partners VI, LLC, its managing member

By:	/s/ Eric Ross as attorney-in-fact
Name:	Marc Lasry
Title:	Managing Member

AVENUE CAPITAL PARTNERS VI, LLC

By:	GL Partners VI, LLC, its managing member

By:	/s/ Eric Ross as attorney-in-fact
Name:	Marc Lasry
Title:	Managing Member

GL PARTNERS VI, LLC

By:	/s/ Eric Ross as attorney-in-fact
Name:	Marc Lasry
Title:	Managing Member

AVENUE CAPITAL MANAGEMENT II, L.P.

By:	Avenue Capital Management II GenPar, LLC, its general partner

By:	/s/ Eric Ross as attorney-in-fact
Name:	Marc Lasry
Title:	Managing Member

CUSIP No: 984249607	SCHEDULE 13D	Page 13 of 13

AVENUE CAPITAL MANAGEMENT II GENPAR, LLC

By:	/s/ Eric Ross as attorney-in-fact
Name:	Marc Lasry
Title:	Managing Member

MARC LASRY

/s/ Eric Ross as attorney-in-fact